Exhibit 99.1

CyberArk Announces Chief Financial Officer Transition

CFO Josh Siegel to step down and Deputy CFO Erica Smith to be named CFO

Newton, Mass. and Petach Tikva, Israel – November 13, 2024 – CyberArk (NASDAQ: CYBR), the global leader in identity security, today announced that Chief Financial Officer (CFO) Josh Siegel will step down on January 1, 2025 and transition into an advisory role. As part of a planned succession, Erica Smith, CyberArk's Deputy Chief Financial Officer, will become Chief Financial Officer and join the executive team.

Smith joined CyberArk in 2015 and was appointed Deputy Chief Financial Officer in 2024 after serving as Senior Vice President of Finance and Investor Relations, leading FP&A, investor relations and ESG. She was a part of the leadership team driving a successful business model transition in 2021 and 2022 and CyberArk’s $1.6 billion acquisition of Venafi in 2024. Smith will draw on her more than 25 years of finance leadership experience at CyberArk and other public companies to support CyberArk’s continued innovation and growth.

During his 13-year tenure as CFO, Siegel built a robust, highly disciplined finance organization that enabled essential investments and helped CyberArk scale from less than $40 million in revenue to nearly $1 billion in ARR, with a strong track record of profitable growth. As an advisor to the company, Siegel will help ensure a smooth transition and will work on key company initiatives and special projects.

“For more than a decade, Josh has been an instrumental member of the executive team,” said Matt Cohen, CyberArk's Chief Executive Officer. “His laser focus on growth, balanced with profitability and strong cash generation, has been key to our operating rhythm and has set the tone for the entire executive team and our long-term strategy. His contribution has been immeasurable, and we’re fortunate that he will stay on as an advisor, so we can continue to benefit from his insight and leadership.

“Erica has been a strong leader since day one. She has built an impeccable investor relations program and expanded her role to include FP&A, treasury and ESG. She also played an integral part in our subscription transition and currently has the key role of leading Venafi’s finance organization during the integration process. She knows the company inside and out and is a trusted partner to the Board and our executive leadership team. Her intellect, deep financial knowledge and sound judgment make her the perfect choice to be CyberArk’s next CFO,” continued Cohen.

“It’s been a privilege to have been part of CyberArk’s remarkable journey and to work alongside so many talented people. CyberArk has a bright future ahead as it continues to extend its leadership position in identity security. We have a strong finance team, and I am confident that under Erica’s leadership, they will continue to excel as they support the company’s growth, scale and profitability,” said Josh Siegel.

“I am honored by the trust Matt, Josh, the executive leadership team and Board are placing in me as the next CFO of CyberArk,” said Erica Smith. “CyberArk is truly a special company, and I am excited to build on the strong foundation Josh has established to help drive further growth and scale. I am also extremely grateful for the opportunity to work even more closely with our talented finance team around the world, who has demonstrated an unwavering commitment to professionalism and results-driven execution.”

Prior to joining CyberArk, Smith was Vice President of Investor Relations for Demandware from 2011 to 2015. Demandware completed an initial public offering and listing on Nasdaq in 2012 and was acquired by Salesforce in 2016. As a member of the finance leadership team at Demandware, Smith was deeply involved in establishing and tracking financial metrics, as well as finance and M&A activities. Previously, Smith held various investor relations, corporate communications and finance positions at leading companies including Boston Private Financial Holdings, Network Engines, StorageNetworks, Sharon Merrill Associates and Lehman Brothers. Smith holds a B.A. in Economics from the College of the Holy Cross.

About CyberArk
CyberArk (NASDAQ: CYBR) is the global leader in identity security. Centered on Intelligent Privilege Controls™, CyberArk provides the most comprehensive security offering for any identity – human or machine – across business applications, distributed workforces, hybrid cloud environments and throughout the DevOps lifecycle. The world’s leading organizations trust CyberArk to help secure their most critical assets. To learn more about CyberArk, visit cyberark.com, read the CyberArk blogs or follow on LinkedIn, X, Facebook or YouTube.

Copyright © 2024 CyberArk Software. All Rights Reserved. All other brand names, product names, or trademarks belong to their respective holders.

Cautionary Language Concerning Forward-Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of CyberArk’s (the “Company”) management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions. Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating, but not limited to: risks related to the Company’s acquisition of Venafi Holdings, Inc. (“Venafi”), including impacts of the acquisition on the Company’s or Venafi’s operating results and business generally; the ability of the Company or Venafi to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom the Company or Venafi do business; risks that Venafi’s business will not be integrated successfully into the Company’s operations; risks relating to the Company’s ability to realize anticipated benefits of the combined operations after the Venafi acquisition; changes to the drivers of the Company’s growth and the Company’s ability to adapt its solutions to the information security market changes and demands, including artificial intelligence (“AI”); the Company’s ability to acquire new customers and maintain and expand the Company’s revenues from existing customers; intense competition within the information security market; real or perceived security vulnerabilities, gaps, or cybersecurity breaches of the Company, or the Company’s customers’ or partners’ systems, solutions or services; risks related to the Company’s compliance with privacy, data protection and AI laws and regulations; the Company’s ability to successfully operate its business as a subscription company and fluctuation in the quarterly results of operations; the Company’s reliance on third-party cloud providers for its operations and software-as-a-service (“SaaS”) solutions; the Company’s ability to hire, train, retain and motivate qualified personnel; the Company’s ability to effectively execute its sales and marketing strategies; the Company’s ability to find, complete, fully integrate or achieve the expected benefits of additional strategic acquisitions; the Company’s ability to maintain successful relationships with channel partners, or if the Company’s channel partners fail to perform; risks related to sales made to government entities; prolonged economic uncertainties or downturns; the Company’s history of incurring net losses, the Company’s ability to generate sufficient revenue to achieve and sustain profitability and the Company’s ability to generate cash flow from operating activities; regulatory and geopolitical risks associated with the Company’s global sales and operations; risks related to intellectual property claims; fluctuations in currency exchange rates; the ability of the Company’s products to help customers achieve and maintain compliance with government regulations or industry standards; the Company’s ability to protect its proprietary technology and intellectual property rights; risks related to using third-party software, such as open-source software; risks related to stock price volatility or activist shareholders; any failure to retain the Company’s “foreign private issuer” status or the risk that the Company may be classified, for U.S. federal income tax purposes, as a “passive foreign investment company”; risks related to the Company’s Convertible Senior Notes due 2024 (the “Convertible Notes”), including the potential dilution to existing shareholders and the Company’s ability to raise the funds necessary to repurchase the Convertible Notes; changes in tax laws; the Company’s expectation to not pay dividends on the Company’s ordinary shares for the foreseeable future; risks related to the Company’s incorporation and location in Israel, including the ongoing war between Israel and Hamas and conflict in the region; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

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Investor Relations Contact:
Srinivas Anantha, CFA
CyberArk
617-558-2132
ir@cyberark.com

Media Contact:
Nick Bowman
CyberArk
+44 (0) 7841 673378
press@cyberark.com